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                                    FORM U-7D

                        CERTIFICATE PURSUANT TO RULE 7(d)
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                                                                 File No. 32-362
                                                                 Amendment No. 3


         The undersigned certify that this certificate accurately summarizes, as required in the instructions hereto, the information requested as to the lease identified herein and the transactions for the financing thereof.

         1.     Lessee public-utility company:  UTILICORP UNITED INC.

                Address:  20 WEST NINTH STREET, KANSAS CITY, MO 64105-1711

         2.     Date:  LEASE DATED MAY 1, 1977.

         2a.    Date facility was placed in service:  JUNE  22, 1977

         3.     Regulatory authority which has acted on transaction:

                Name:                                            Date of order:

                MISSOURI PUBLIC SERVICE COMMISSION               MAY 17, 1977

         4.     Initial term of lease:  25 YEARS

         4a.    Renewal options:  TWO 5-YEAR RENEWAL TERMS AT FAIR RENTAL VALUE.

         5. Brief description of Facility: TURBINE GENERATING PLANT, MODEL PG7821, WITH OUTPUT RATING AT BASE LOAD OF 52,750 KW.

         6.     Manufacturer or supplier:  GENERAL ELECTRIC COMPANY.

         7.     Original Cost of Facility:  $5,500,000.00

         8. Basic Rent. Initial Rent: 195.461% of Cost of Facility plus interest on interim costs during interim period at a fluctuating rate of 110% per annum of the base rate charged by the interim lending bank to its responsible and substantial commercial borrowers on 90-day loans (pre-June 21, 1977).

         8a.    Periodic installment.  1.95461% of Cost of Facility for
                100 quarters.

         9. Holder of legal title to Facility: UMB BANK, N.A. (FORMERLY UNITED MISSOURI BANK OF KANSAS CITY, NATIONAL ASSOCIATION, AS TRUSTEE), AS TRUSTEE, UNDER A RESTATED TRUST AGREEMENT DATED AS OF MAY 1, 1977 (M.P.S. TRUST NO. 77-1)

                Address:  P. O. BOX 419226, KANSAS CITY, MO 64141-6226



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         10.    Holders of beneficial interests:

                Name and Address            Amount Invested    Percent of Equity
                ----------------            ---------------    -----------------

                EnergyOne Ventures, L.P.     $1,870,000.00           100%
                20 West Ninth Street
                Kansas City, MO 64105
                (See Note 1)

         11. If part or all of the financing is supplied by loan on which only principal and interest is payable, state:

                Amount borrowed:  $3,630,000.00 INTEREST RATE:  9.75%  NUMBER OF
                LENDERS:  FOUR

               (See Note 2)

           Terms of repayment. Payable quarterly in 100 installments, including both principal and interest, each of the first 60 such installments equal to 1.8959% of Cost of Facility and final 40 such installments equal to 1.09622% of Cost of Facility.



         Date executed:  July 17, 2001

         Signature of holder of legal title: (See Note 3)

         UMB BANK, N.A., AS TRUSTEE



         By:     /s/ R. William Bloemker
                 ---------------------------
                 R. William Bloemker

         Title:  Vice President
                 ------------------------------------



         Signatures of holders of beneficial interests shall be annexed hereto and incorporated herein.



                                        2
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                         SIGNATURE PAGE FOR CERTIFICATE
                         ON FORM U7D DATED JULY 17, 2001


Signature of holders of beneficial interests.

         The holders of beneficial interests referred to in paragraph 10 of the Certificate pursuant to Rule 7(d) to which these signature pages are annexed and into which the following signatures are incorporated have duly caused said Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                          ENERGYONE VENTURES, L.P.

                                          UTILICORP UNITED INC.,
                                          Its general partner

                                          By:  /s/ Dale J. Wolf
                                               --------------------------------
                                                   Dale J. Wolf

                                          Title:   Vice President-Finance
                                                   ----------------------------




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NOTE 1

         The amount of the investment made by the original holder of the beneficial interest was 34% of the cost of the Facility. The amount set forth in paragraph 10 shows the amount of the investment based upon an estimated $5,500,000 cost of the Facility.

NOTE 2

         The amount borrowed by the original holder of the beneficial interest from four lenders was 66% of the cost of the Facility, estimated at $5,500,000. Three of the original four notes have been purchased by Energy One Ventures, L.P. As a result thereof, only one note, and correspondingly, one of the original four lenders remains outstanding.

NOTE 3

         UMB Bank, N.A. (formerly United Missouri Bank of Kansas City, National Association), holds the legal title to the Facility and makes this certificate, solely in its capacity as trustee under that certain Restated Trust Agreement, dated as of May 1, 1977 between the original holder of the beneficial interest and UMB Bank, N.A., as Trustee.